FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                                  OMB Number         3235-0104
                                                  Expires:      April 30, 1997
                                                  Estimated average burden
                                                  hours per response ......0.5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940



1.  Name and Address of Reporting Person

           Philips Electronics N.V.
    (Last)        (First)         (Middle)

              Groenewoudseweg 1
                  (Street)

     5621 BA, Eindhoven, The Netherlands
    (City)        (State)         (Zip)

2.  Date of Event Requiring Statement
    (Month/Day/Year)

    February 21, 1997

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

              FEI Company (FEIC)

5.  Relationship of Reporting Person to Issuer
               (Check all applicable)

    ____ Director                      /X/  10% Owner
    ____ Officer (give title below)   ____ Other (specify below)

    ____________________________________________________________

6.  If Amendment, Date of Original (Month/Day/Year)

            TABLE I -- Non-Derivative Securities Beneficially owned


1. Title of Security      2. Amount of Securities      3. Ownership Form:     4. Nature of Indirect
   (Instr. 4)                Benefficially Owned          Direct (D) or          Beneficial Ownership
                             (Instr. 4)                   Indirect (I)           (Instr. 5)
                                                          (Instr. 5)
   Common Stock              9,728,807                    I                    By Philips Industrial
                                                                               Electronics International B.V.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                     (Print or Type Responses)                            (Over)
                                                                 SEC 1473 (3/91)

              TABLE II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1. Title of      2. Date Exercisable      3. Title and Amount      4. Conversion or      5. Ownership      6. Nature of
   Derivative       and Expiration           of Securities            Exercise Price        Form of           Indirect
   Security         Date (Month/Day/         Underlying               of Derivative         Derivative        Beneficial
   (Instr. 4)       Year)                    Derivative               Security              Security:         Ownership
                                             Security                                       Direct (D) or     (Instr. 5)
                                                                                            Indirect (I)
                                                                                            (Instr. 5)
                    Date      Expira-                  Amount or
                    Exer-     tion           Title     Number of
                    cisable   Date                     Shares
   Right to be      2/21/97   N.A.           Common    1,576,826      None                  I                 By Philips
   issued Common                             Stock                                                            Industrial
   Stock                                                                                                      Electronics
                                                                                                              International B.V.

Explanation of Reponses:

Pursuant to the Combination Agreement, dated November 15, 1996 (the "Combination Agreement"), between Philips Industrial Electronics International B.V. ("PIE") and FEI Company, PIE was issued 9,728,807 shares of Common Stock at the closing (the "Closing") of the Combination Agreement on February 21, 1997 and may be issued without additional consideration up to 1,576,826 additional shares of Common Stock (the "Additional Shares") from time to time in the future in accordance with the terms and conditions of the Combination Agreement. Such Additional Shares are issuable to PIE upon the exercise, subsequent to Closing, by other persons of options outstanding as of Closing to purchase shares of Common Stock. In accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, PIE may be deemed to have beneficial ownership of these Additional Shares of Common Stock. By virtue of the fact that PIE is a wholly owned subsidiary of Philips Electronics N.V., Philips Electronics N.V. may be deemed to beneficially own the shares of Common Stock beneficially owned by PIE.


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                             /s/ Arie Westerlaken                 March 3, 1997
                             ----------------------------------   Date
                             **Philips Electronics N.V.
                             By:  Arie Westerlaken
                             Title: General Secretary

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                                                        Page 2
                                                                SEC 1473 (3/91)

FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                                  OMB Number         3235-0104
                                                  Expires:      April 30, 1997
                                                  Estimated average burden
                                                  hours per response ......0.5

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940



1.  Name and Address of Reporting Person

    Philips Industrial Electronics International B.V.
      (Last)            (First)             (Middle)

                   Zwaanstraat 1
                      (Street)

     5651 CA, Eindhoven, The Netherlands
    (City)        (State)         (Zip)

2.  Date of Event Requiring Statement
    (Month/Day/Year)

    February 21, 1997

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

              FEI Company (FEIC)

5.  Relationship of Reporting Person to Issuer
               (Check all applicable)

    ____ Director                      /X/  10% Owner
    ____ Officer (give title below)   ____ Other (specify below)

    ____________________________________________________________

6.  If Amendment, Date of Original (Month/Day/Year)

            TABLE I -- Non-Derivative Securities Beneficially owned


1. Title of Security      2. Amount of Securities      3. Ownership Form:     4. Nature of Indirect
   (Instr. 4)                Benefficially Owned          Direct (D) or          Beneficial Ownership
                             (Instr. 4)                   Indirect (I)           (Instr. 5)
                                                          (Instr. 5)
   Common Stock              9,728,807                    D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                     (Print or Type Responses)                            (Over)
                                                                 SEC 1473 (3/91)

              TABLE II - Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)


1. Title of      2. Date Exercisable      3. Title and Amount      4. Conversion or      5. Ownership      6. Nature of
   Derivative       and Expiration           of Securities            Exercise Price        Form of           Indirect
   Security         Date (Month/Day/         Underlying               of Derivative         Derivative        Beneficial
   (Instr. 4)       Year)                    Derivative               Security              Security:         Ownership
                                             Security                                       Direct (D) or     (Instr. 5)
                                                                                            Indirect (I)
                                                                                            (Instr. 5)
                    Date      Expira-                  Amount or
                    Exer-     tion           Title     Number of
                    cisable   Date                     Shares
   Right to be      2/21/97   N.A.           Common    1,576,826      None                  D
   issued Common
   Stock


Explanation of Reponses:

Pursuant to the Combination Agreement, dated November 15, 1996 (the "Combination Agreement"), between Philips Industrial Electronics International B.V. ("PIE") and FEI Company, PIE was issued 9,728,807 shares of Common Stock at the closing (the "Closing") of the Combination Agreement on February 21, 1997 and may be issued without additional consideration up to 1,576,826 additional shares of Common Stock (the "Additional Shares") from time to time in the future in accordance with the terms and conditions of the Combination Agreement. Such Additional Shares are issuable to PIE upon the exercise, subsequent to Closing, by other persons of options outstanding as of Closing to purchase shares of Common Stock. In accordance with Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, PIE may be deemed to have beneficial ownership of these Additional Shares of Common Stock.


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                             /s/ Theo Sonnemanns                  March 3, 1997
                             -----------------------------------  Date
                             **Philips Industrial Electronics
                               International B.V.
                             By:  Theo Sonnemanns
                             Title:  CFO and Vice President

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                                                        Page 2
                                                                SEC 1473 (3/91)